STATEMENT OF INVESTMENTS

Dreyfus New Jersey Municipal Money Market Fund, Inc.

February 28, 2007 (Unaudited)

Short-Term Investments--99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--95.9%				
Aberdeen Township,				
GO Notes (Insured; MBIA)	4.00	8/1/07	600,000	600,485
Alexandria Township,				
GO Notes, BAN	4.25	12/18/07	1,650,000	1,657,637
Bergen County Improvement				
Authority, MFHR (Kentshire				
Apartments Project) (Insured;				
FNMA and Liquidity Facility;				
FNMA)	3.55	3/7/07	15,000,000 a	15,000,000
Berkeley Township,				
BAN	3.70	3/9/07	2,350,000	2,350,050
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	3.75	3/7/07	7,000,000 a	7,000,000
Camden County Improvement				
Authority, MFHR (Liberty Park				
Housing Project) (Liquidity				
Facility; Merrill Lynch)	3.75	3/7/07	7,255,000 a,b	7,255,000
Camden County Improvement				
Authority, Special Revenue				
(Congregation Beth El Project)				
(LOC; Commerce Bank N.A.)	3.70	3/7/07	2,075,000 a	2,075,000
Cranford Township,				
BAN	4.00	1/4/08	2,250,394	2,255,896
Deptford Township,				
GO Notes, BAN	4.50	7/20/07	4,086,500	4,095,602
Egg Harbor,				
GO Notes, BAN	4.50	6/1/07	4,399,900	4,406,324
Essex County Improvement				
Authority, Revenue (The				
Children's Institute Project)				
(LOC; Wachovia Bank)	3.73	3/7/07	1,795,000 a	1,795,000
Hammonton,				
GO Notes, BAN	4.00	1/11/08	3,660,000	3,669,157
Irvington Township,				
GO Notes, BAN	4.50	3/15/07	1,463,700	1,464,165
Lower Municipal Township Utilities				
Authority, Project Note	4.25	2/27/08	2,500,000	2,511,959
Mercer County Improvement				
Authority, Revenue (Children's				
Home Society Project) (LOC;				
Wachovia Bank)	3.73	3/7/07	200,000 a	200,000
Montclair Township,				
Temporary Notes	4.25	3/15/07	2,000,000	2,000,476

New Jersey, TRAN	4.50	6/22/07	25,000,000	25,069,721
New Jersey Building Authority, State Building Revenue	6.00	6/15/07	1,500,000	1,509,311
New Jersey Building Authority, State Building Revenue, Lease Appropriation (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.69	3/7/07	3,780,000 a,b	3,780,000
New Jersey Economic Development Authority, EDR (A. F. L. Quality Inc. Project) (LOC; Bank of America)	3.52	3/7/07	1,080,000 a	1,080,000
New Jersey Economic Development Authority, EDR (Epiphany House Inc. Project) (LOC; Wachovia Bank)	3.73	3/7/07	2,790,000 a	2,790,000
New Jersey Economic Development Authority, EDR (International Processing Corporation Project) (LOC; Bank of America)	3.72	3/7/07	900,000 a	900,000
New Jersey Economic Development Authority, EDR (Marco Holdings, LLC Project) (LOC; Wachovia Bank)	3.78	3/7/07	815,000 a	815,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.80	3/7/07	1,305,000 a	1,305,000
New Jersey Economic Development Authority, EDR (Republic Services Inc. Project) (LOC; Bank of America)	3.52	3/7/07	2,400,000 a	2,400,000
New Jersey Economic Development Authority, EDR (Stamato Realty LLC Project) (LOC; Comerica Bank)	3.72	3/7/07	4,855,000 a	4,855,000
New Jersey Economic Development Authority, EDR (Stone Brothers Secaucus Project) (LOC; Valley National Bank)	3.70	3/7/07	2,900,000 a	2,900,000
New Jersey Economic Development Authority, EDR (Superior Bakers, Inc./Ginsburg Bakery, Inc. Project) (LOC; PNC Bank N.A.)	3.66	3/7/07	1,835,000 a	1,835,000
New Jersey Economic Development Authority, EDR, Refunding (New Jersey Foreign Trade Zone Venture Project) (LOC; The Bank of New York)	3.66	3/1/07	13,545,000 a	13,545,000
New Jersey Economic Development Authority, EDR, Refunding (R.				

Realty Co. Project) (LOC; Wachovia Bank)	3.68	3/7/07	930,000 a	930,000
New Jersey Economic Development Authority, IDR (Advanced Drainage Systems, Inc. Project) (LOC; National City Bank)	3.67	3/7/07	9,000,000 a	9,000,000
New Jersey Economic Development Authority, LR (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.69	3/7/07	3,405,000 a,b	3,405,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.)	3.70	3/7/07	4,100,000 a	4,100,000
New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	3.78	3/7/07	2,270,000 a	2,270,000
New Jersey Economic Development Authority, Revenue (Catholic Community Services Project) (LOC; Wachovia Bank)	3.73	3/7/07	200,000 a	200,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank)	3.73	3/7/07	3,610,000 a	3,610,000
New Jersey Economic Development Authority, Revenue (Denglas Technologies, L.L.C. Project) (LOC; Commerce Bank N.A.)	3.80	3/7/07	250,000 a	250,000
New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank)	3.73	3/7/07	2,320,000 a	2,320,000
New Jersey Economic Development Authority, Revenue (Falcon Safety Products, Inc. Project) (LOC; PNC Bank N.A.)	3.66	3/7/07	2,240,000 a	2,240,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.76	3/7/07	6,600,000 a	6,600,000
New Jersey Economic Development Authority, Revenue (RFC Container Company, Inc. Project) (LOC; PNC Bank N.A.)	3.66	3/7/07	930,000 a	930,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	3.80	3/7/07	6,180,000 a	6,180,000
New Jersey Economic Development				

Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	3.76	3/7/07	9,525,000 a	9,525,000
New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank)	3.73	3/7/07	1,355,000 a	1,355,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.25	6/15/07	2,935,000	2,947,910
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/07	1,080,000	1,087,445
New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Citibank NA)	3.69	3/7/07	12,000,000 a,b	12,000,000
New Jersey Economic Development Authority, School Revenue, Refunding (Blair Academy) (LOC; Wachovia Bank)	3.68	3/7/07	5,290,000 a	5,290,000
New Jersey Economic Development Authority, Special Facility Revenue (Port Newark Container Terminal LLC Project) (LOC; Citibank NA)	3.55	3/7/07	32,400,000 a	32,400,000
New Jersey Economic Development Authority, Thermal Energy Facilites Revenue (Thermal Energy Limited Partnership I Project) (LOC; Bank One)	3.57	3/7/07	1,800,000 a	1,800,000
New Jersey Economic Development Authority, Transportation Project Sublease Revenue (Putters Program) (New Jersey Transit Corporation Light Rail Transit System Projects) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.69	3/7/07	4,170,000 a,b	4,170,000
New Jersey Educational Facilities Authority, Revenue (Higher Education Equipment Leasing Fund Program Issue)	5.00	9/1/07	7,000,000	7,046,822
New Jersey Health Care Facilities Financing Authority, Revenue (Wiley Mission Project Issue) (LOC; Commerce Bank N.A.)	3.65	3/7/07	5,095,000 a	5,095,000
New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.60	3/7/07	650,000 a,b	650,000

New Jersey Transit Corporation, COP (Federal Transit Administration Grants) (Insured; AMBAC)	5.50	9/15/07	1,100,000	1,111,066
New Jersey Turnpike Authority, Turnpike Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.69	3/7/07	3,395,000 a,b	3,395,000
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.76	3/7/07	4,397,000 a,b	4,397,000
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,475,000	1,475,489
Passaic County Utilities Authority, Solid Waste System Project Notes, Refunding	4.25	2/21/08	9,960,000	10,006,889
Pompton Lakes Borough, GO Notes, BAN	4.00	3/14/07	2,128,920	2,129,182
Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.70	3/7/07	1,000,000 a,b	1,000,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	3/5/07	17,730,000	17,730,000
Port Authority of New York and New Jersey, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas)	3.70	3/7/07	10,000,000 a,b	10,000,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.60	3/7/07	2,390,000 a,b	2,390,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bank of Nova Scotia)	3.69	3/1/07	2,800,000 a	2,800,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (LOC; Bayerische Landesbank)	3.63	3/1/07	13,400,000 a	13,400,000
Ringwood Borough, GO Notes, BAN	4.00	11/9/07	1,000,000	1,002,002
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/28/07	3,200,000	3,220,414
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement				

Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.70	3/7/07	6,250,000 [a,b]	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.71	3/7/07	10,095,000 [a,b]	10,095,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch Capital Services)	3.70	3/7/07	3,775,000 [a,b]	3,775,000
Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.69	3/7/07	4,320,000 [a,b]	4,320,000
Union County Improvement Authority, Revenue (Cedar Glen Housing Corporation Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.70	3/7/07	10,110,000 [a]	10,110,000
Union County Improvement Authority, Revenue (Oak Park Apartments Housing Project) (LOC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch)	3.78	3/7/07	14,535,000 [a,b]	14,535,000
University of Medicine and Dentistry of New Jersey, Revenue (Insured; AMBAC and Liquidity Facility; Bank of America)	3.65	3/7/07	1,600,000 [a]	1,600,000
Washington Township, BAN	3.75	6/13/07	3,900,000	3,901,627
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,405,000 [c]	1,408,372
Wood-Ridge Borough, GO Notes, BAN	4.25	2/22/08	1,600,000	1,607,254
U.S. Related--3.3%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.70	3/7/07	1,700,000 [a,b]	1,700,000
Puerto Rico Housing Finance				

Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.70	3/7/07	6,040,000 a,b	6,040,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.70	3/7/07	5,400,000 a	5,400,000

Total Investments (cost $391,322,255)	**99.2%**	**391,322,255**
Cash and Receivables (Net)	**.8%**	**3,347,145**
Net Assets	**100.0%**	**394,669,400**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $99,157,000 or 25.1% of net assets.

c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract

GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance